

Mail Stop 3233

January 4, 2018

<u>Via E-Mail</u>
Jasmine Geffner
Chief Financial Officer
GreenTree Hospitality Group Ltd.
2451 Hongqiao Road, Changning District
Shanghai 200335
People's Republic of China

> **Re:** **GreenTree Hospitality Group Ltd.**
> **Draft Registration Statement on Form F-1**
> **Submitted December 8, 2017**
> **CIK No. 0001724755**

Dear Ms. Geffner:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2.   Please revise to disclose the basis for your statement that you are "the leading" pure play franchised hotel operator in China. Refer to Item 4.a of Form F-1 and Item 4.B.7 of Form 20-F. Please also explain what you mean by "pure play franchised hotel operator." In this

regard, we note that the company leases and operates some hotels, therefore it is unclear how the company is considered a "pure play franchised hotel operator."

3.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Corporate Structure and History, page 3

4.   Please revise the corporate structure diagram to include ownership of the issuer, including both Class B and Class A interests. Please also specify the voting and economic interest attributed to each class.

Summary Consolidated Financial and Operating Data, page 10

5.   We note your reconciliation of EBITDA here and on pages 62 and 74. Please note that measures calculated differently from EBITDA should not be characterized as EBITDA and their titles should be distinguished from EBITDA, such as Adjusted EBITDA. Reference is made to Question 103.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Risk Factors, page 13

6.   To the extent practicable and material, please revise the following risk factors to quantify the company's potential aggregate exposure, based on the number of properties that are not in compliance with relevant requirements.

      • Failure to comply with government regulations relating to the franchise business model, page 15
      • The legal rights of our franchisees and us to use certain leased properties could be challenged, page 18
      • Our lessors' failure to comply with lease registration and other compliance requirement, page 28

Our employment practices may be adversely impacted under the labor contract law of the PRC, page 36

7.   We note that you have recorded accruals for the estimated underpaid contributions to employee benefit plans. We also note that you have not made accruals for the interest on underpayment and penalties that may be imposed. To the extent practicable and material, please quantify the company's potential exposure to the extent interest, noncompliance fees, and/or penalties are imposed.

It is unclear whether we will be considered as a PRC "resident enterprise," page 39

8.   We note from your disclosure that it is unclear whether PRC tax authorities would require (or permit) you to be treated as a PRC resident enterprise. Please expand this risk factor to disclose the financial impact to GreenTree Hospitality Group if the PRC tax authorities were to require that it, or any or its consolidated subsidiaries not currently considered PRC resident enterprises, be treated as such under the EIT Law.

9.   Please quantify the amount of additional taxes you would incur if the acquisition of equity interests in your PRC operating subsidiaries by GreenTree Hospitality is deemed to be a direct transfer of PRC taxable assets.

You may not have the same voting rights as the holders of our ordinary shares, page 44

10.   Disclosure on page 152 indicates that the company anticipates voting at any meeting of shareholders by show of hands unless a poll is demanded, that the depositary will refrain from voting in such a situation, and that the depositary will not demand a poll. As such, you anticipate the voting instructions received by the depositary from holders will lapse. Please revise this risk factor to highlight this limitation and clarify the extent to which ADS holders will likely be unable to vote the shares underlying ADSs.

Use of Proceeds, page 50

11.   We note that you intend to acquire domestic and overseas operators with the proceeds from this offering. To the extent applicable, please provide the disclosure required by Item 3.C.2 or 3.C.3 of Form 20-F. Please also clarify the extent to which you have identified potential acquisitions.

Management's Discussion and Analysis of Financial Condition, page 63

12.   We note your disclosure on page 71 that accumulated membership points for paid stays "can be redeemed for membership upgrades, room night rewards and other gifts." Please explain how your hotel occupancy figures and ADR calculation reflect the impact of complimentary rooms, room cancellations and attrition.

Business, page 91

13.   We note that you have 276 hotels under development. Please disclose the status/timeline of development for these hotels. In addition, to the extent material, please quantify anticipated future costs associated with your development activities.

Restrictions on Cash Transfers to Us, page 78

14.   We note that your PRC subsidiaries have restricted net assets of RMB407.0 million and
        RMB398.4 million as of December 31, 2015 and 2016, respectively. Please tell us how
        these restricted net assets have been accounted for and characterized in your consolidated
        financial statements.

Franchise Agreements and Cost Structure, page 100

15.   Please file your franchise agreement and franchise-and-management agreement, to the
        extent different, as exhibits to the registration statement or tell us the basis for your
        conclusion that these agreements are not required to be filed.

Regulations on Hotel Operations, page 115

16.   Please revise to clarify the extent to which the regulations on hotel operation apply to you
        as the franchisor with respect to your franchised-and-managed hotels.

Taxation, page 163

17.   We note your statement indicating that the opinion of the Zhonglun W&D Law Firm is
        represented only by statements of "definitive legal conclusions." Please revise to clarify
        statements of opinion from the Zhonglun W&D Law Firm. To the extent counsel is
        unable to provide a "will" opinion, please revise your disclosure to explain why counsel
        is unable to do so and describe the degree of uncertainty in the opinion. For guidance,
        please refer to Section III.C.4 of Staff Legal Bulletin No. 19.

Index to Consolidated Financial Statements, F-1

18.   Please update your financial statements to include interim financial statements. Please
        refer to Item 4(b) of Form F-1, Item 8.A.5. of Form 20-F and Rule 3-12(f) of Regulation
        S-X.

Exhibit Index, II-3

19.   We note that you plan to file all of your exhibits to your registration statement by
        amendment. Please submit all exhibits as promptly as possible. We will review the
        exhibits prior to granting effectiveness of the registration statement and may have further
        comments after our review. If you are not in the position to file your legal and tax
        opinions with the next amendment, please provide draft copies for us to review.

20.   Please update your exhibit index to include employment contracts required by Item
        601(b)(10) of Regulation S-K, as contemplated by Item 8 of Form F-1, rather than a
        "form of" employment agreement. In the alternative, please tell us if these agreements

are not required to be publicly filed in your home country, are not otherwise publicly disclosed, and therefore are not filed based on Item 601(b)(1)(ii)(C)(5) of Regulation S-K.

You may contact Isaac Esquivel, Staff Accountant, at (202) 551-3395 or Kristi Marrone, Staff Accountant at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3215 with any other questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities

cc: Chris Lin, Esq.
        Simpson Thacher & Bartlett